Exhibit 99.4

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RiT TECHNOLOGIES RETURNS TO GROWTH &
SLASHES NET LOSS IN Q1 2010
62% Increase in Revenues, 49% Reduction in Net Loss
STINS COMAN Extends Convertible Loan by Additional 12 Months

Tel Aviv, Israel – May 17, 2010 – RiT Technologies (NASDAQ: RITT), today announced its financial results for the first quarter ended March 31, 2010.

Revenues for the first quarter of 2010 were $2.6 million, up 62% compared with $1.6 million for the first quarter of 2009. Net loss for the quarter was $995K, or $0.38 per share (on a basic and diluted basis), down 49% compared with $1,958K, or $0.75 per share (on a basic and diluted basis), for the first quarter of 2009.

Convertible Loan
As announced on April 28, 2010, STINS COMAN, RiT’s controlling shareholder, has extended the term of its $10 million convertible loan agreement by an additional 12 months until June 11, 2011. During this extended period, RiT will be entitled to call for any additional portion of the loan according to the terms of the original agreement signed in June 2009. According to that agreement, STINS COMAN would provide RiT a credit line of up to $10 million, with the outstanding principal accruing at an annual interest rate of 2.47%. As of March 31st, RiT had drawn approximately $2.85 million (principal) of the loan.

Comments of Management
“We have reported a return to top-line growth and a significant reduction of our net loss – positive results that demonstrate the success of the first stage of our stabilization plan,” commented Mr. Avi Kovarsky, RiT’s President & CEO. “Our recent re-organization has reduced our operating expenses and given us the right structure for reaching our strategic business objectives. As a result, RiT is now positioned to achieve profitable growth despite ongoing market challenges, and we can shift our focus towards further improving the top line.”

Mr. Kovarsky continued, “To this end, we are moving in two parallel directions. On the one hand, we continue to focus on closing the significant deals in the sales pipeline of our traditional IIM (Intelligent Infrastructure Management) business. In parallel, we have begun branching out into promising tangent markets to leverage our recently-developed technologies in the area of optical lasers. As announced last week, we will soon be launching a new product line of laser-speed traffic cameras designed for use by traffic police. This advanced product will enable us to leverage our international presence while also expanding our addressable market significantly.  We are very excited by its prospects.”

Mr. Kovarsky concluded, “With improving results, an expanded product line, a streamlined operating structure and full backing from our shareholders, we feel well positioned as we enter 2010.”

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About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Environment and Security solutions enable companies to effectively control their datacenters, communications rooms and remote physical sites and facilities in real-time, comprehensively and accurately. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Eran Ayzik
CFO
+972-3-766-4249
erana@rit.co.il

RiT Technologies Ltd.

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RiT TECHNOLOGIES LTD.
STATEMENTS OF OPERATIONS (U.S GAAP)
(U.S dollars in thousands, except per share data)

	For the three
	months ended
	March 31,
	(Unaudited)
	2010	2009
	U.S. $	U.S. $

Sales	2,562	1,585
Cost of sales	1,362	718
Gross profit	1,200	867

Operating costs and expenses:
Research and development	557	833
Sales and marketing	1,117	1,394
General and administrative	505	488
Total operating expenses	2,179	2,715
Operating loss	(979)	(1,848)
Financial loss, net	(16)	(110)
Net Loss	(995)	(1,958)

Basic and diluted net loss per ordinary share	(0.38)	(0.75)

Weighted average number of ordinary shares, used to compute basic and diluted net loss per ordinary share	2,604,428	2,604,428

RiT Technologies Ltd.

News

RiT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS (U.S GAAP)
(U.S dollars in thousands)

	March 31, 2010	December 31, 2009
	(Unaudited)	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	1,292	1,610
Trade receivables, net	2,507	2,044
Other current assets	410	462
Assets held for severance benefits	-	112
Inventories	2,937	3,355
Total Current Assets	7,146	7,583

Long term Assets
Trade receivables, net	85	181
Assets held for severance benefits	1,334	1,409
	1,419	1,590
Property and Equipment
Cost	3,254	3,252
Less - accumulated depreciation	2,921	2,870
	333	382

Total Assets	8,898	9,555

Liabilities and Shareholders' Equity
Current Liabilities
Short-term Loan	-	250
Trade payables	1,163	1,322
Other payables and accrued expenses	1,226	1,340
Liability in respect of employees' severance benefits	-	143
Total Current Liabilities	2,389	3,055

Long-term Liability
Convertible loan from principal shareholder	2,867	1,805
Liability in respect of employees' severance benefits	1,560	1,633
	4,427	3,438
Total liabilities	6,816	6,493

Shareholders' Equity
Share capital	559	559
Treasury stock	(27)	(27)
Additional paid-in capital	36,835	36,820
Accumulated deficit	(35,285)	(34,290)
Total Shareholders' Equity	2,082	3,062
Total Liabilities and Shareholders' Equity	8,898	9,555

RiT Technologies Ltd.